September 30, 2008	Kevin M. Houlihan
202-457-6437
khoulihan@pattonboggs.com

Mr. Michael R. Clampitt

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549-4561

Re:	First Place Financial Corp. – Pre-Effective Amendment No. 2 to the Registration Statement on Form S-4, Filed September 24, 2008
File No. 333-152681

Dear Mr. Clampitt:

On behalf of First Place Financial Corp. (the “Company”), we hereby enclose for filing the Company’s Pre-Effective Amendment No. 2 to its Registration Statement on Form S-4 (the “Amendment”). The Amendment includes revisions made in response to the comments contained in your letter to Mr. Steven R. Lewis dated September 29, 2008. This letter serves as the Company’s response to the September 29, 2008 letter. For convenience we have preceded each of the Company’s responses with the Commission staff’s comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement and the Amendment.

Form S-4/A

Prospectus Cover Page

1	Refer to prior comment 5. Please highlight the risk factors section by prominent type. Refer to Item 501(b)(5) of Regulation S-K.

The entire sentence referring a stockholder to the risk factors section has been highlighted by prominent, bold type on the prospectus cover page.

Exhibits

Exhibit 5.0

2.

In rendering its opinion, counsel assumes that “the certificate of merger has been duly filed with the Secretary of State of the State of Delaware.” It is inappropriate for counsel to assume material facts underlying the opinion or facts that are readily ascertainable. Please revise the opinion accordingly.

The opinion filed as Exhibit 5.0 has been revised in accordance with this comment.

Mr. Michael R. Clampitt

September 30, 2008

If you have any questions regarding this response, or if you have any further comments, please contact the undersigned at 202.457.6437, by fax at 202.457.6315 or by email at khoulihan@pattonboggs.com.

Very truly yours,

/s/ Kevin Houlihan
Kevin Houlihan